               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of August 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: August 30  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2007 SECOND QUARTER RESULTS

UNDER IFRS

•

Group revenues up 8.3%, around 3% on a comparable basis

•

Greek fixed-line revenues under pressure from unbundling, in line with three-year business plan forecasts; new broadband products launched to defend OTE brand

•

Solid mobile operations, particularly international, and resilience at RomTelecom

•

Group OIBDA margin 35.1%

•

Group net income up 21.9%

ATHENS, Greece – August 30, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter and six months ended June 30, 2007.

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED

JUNE 30, 2007 AND 2006, IN ACCORDANCE WITH IFRS

(€ mn except per share data)	Q2’07	Q2’06	% Change	H1’07	H1’06	% Change
Revenues	1,551.3	1,431.8	8.3%	3,059.9	2,818.6	8.6%
Operating Income	252.8	237.5	6.4%	513.1	465.8	10.2%
Pre-tax Income	257.4	230.4	11.7%	498.6	433.9	14.9%
Net Income	136.6	112.1	21.9%	277.5	221.9	25.1%
Basic EPS (€)	0.2786	0.2287	21.9%	0.5661	0.4527	25.1%
Operating Income before Depreciation & Amortization	544.3	517.5	5.2%	1,083.9	1,030.1	5.2%
Pro Forma* Operating Income before Depreciation and Amortization	544.3	517.5	5.2%	1,106.0	1,030.1	7.4%
as % of Operating revenues	35.1%	36.1%	-1pp	36.1%	36.5%	-0.4pp
Cashflow from Operations	352.1	416.0	-15.4%	672.7	788.8	-14.7%
CAPEX as % of Revenues	15.7%	16.1%	-0.4pp	15.3%	14.2%	1.1pp

* Excluding impact of OTE S.A. employee exit program (€22.1mn charge in Q1'07)

Commenting on the quarter, Panagis Vourloumis, Chairman and CEO, noted:

"Our performance in the second quarter was mixed. In Greek fixed-line, results validate our cautious business plan assumptions. OTE now feels the impact of local loop unbundling both on rental revenues and on our share in broadband expansion. Costs were affected by a fine imposed by the Regulator, which we are contesting. In Romania, we are encouraged by RomTelecom's renewed efforts to retain customers through improved quality and broader services. Mobile operations are continuing to gain market share in all countries and to deliver strong profitability. We remain moderately optimistic for the second half, insofar as the continued launch of competitive new products and efforts to reduce our cost base should enable us to overcome tough market conditions, particularly in Greek fixed-line."

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues for the three months ended June 30, 2007 increased by 8.3%, compared to the second quarter of 2006, largely reflecting the consolidation of Germanos, acquired by Cosmote in October 2006, and the deconsolidation of ArmenTel since November 2006. Management estimates that comparable revenues were up approximately 3% in the quarter, as solid performance in mobile operations, particularly international, strong ADSL growth and resilience at RomTelecom more than offset the decline from voice revenues in Greek fixed-line operations.

Total Operating Expenses

Total Operating Expenses excluding depreciation and amortization increased by 10.1% in Q2’07 to €1,007.0mn, as lower payroll and employee benefits were offset in the quarter by higher cost of telecommunications equipment (largely reflecting sales of handsets and accessories through the Germanos network), increased advertising costs, and higher “other” tax payments.

- Payroll and Employee Benefits

Payroll and Employee Benefits decreased by 5.1% to €317.6mn in Q2’07, reflecting continuing benefits from the OTE fixed-line Voluntary Retirement Plan.

- Other Operating Expenses

Other Operating Expenses were up 8.5% to €322mn, mainly reflecting higher expenses in the Group’s rapidly growing activities and newly consolidated operations.

Operating Income before Depreciation and Amortization

Operating Income before Depreciation and Amortization (OIBDA) was up 5.2% to €544.3mn in Q2’07, as compared to €517.5mn in Q2’06. OIBDA margin, at 35.1%, was slightly lower compared to the same period last year, reflecting the consolidation of Germanos, whose margins are lower than the Group average, and the disposal of ArmenTel.

Net income

In the quarter, OTE Group posted Net Income of €136.6mn, up 21.9% from €112.1mn in Q2’06, reflecting the positive impact from lower statutory tax rates in Greece and Bulgaria effective from Q1’07, and higher foreign exchange gains.

Cash flow

Cash provided by operating activities stood at €352.1mn for the three months ended June 30, 2007. The 15.4% drop in cash flow from operations partly reflects negative working capital movement. In addition, OTE incurred an outflow of €73.4 million related to Greek fixed-line redundancy payments, while, under Cash Flows from Investing Activities, OTE posted an outflow of €34.3 million, related to the loan granted to the auxiliary pension fund.

Capital Expenditure

Capital expenditure in Q2’07 totaled €244.1mn, up 5.7% from Q2’06, mainly attributable to higher investments at Greek fixed-line and RomTelecom. Management estimates that full-year 2007 Group capital expenditure will exceed €1bn, but might not reach the level announced at the time of the three-year business plan presentation (€1,242 mn).

Debt

As of June 30, 2007, total OTE Group gross debt amounted to €4,064.5mn, a decrease of 11.5% compared to 2006 year end. Net debt totaled €2,321.2mn, down 8.9% from 2006 year end. OTE Group debt outstanding breaks down as follows:

(€ mn)	Jun 30, 2007	Dec 31, 2006	% Change
Short-Term:
-Bank loans	6.5	25.2	-74.2%
Medium & Long-term:
-Bonds	3,356.8	3,844.3	-12.7%
-Bank loans	701.2	721.0	-2.7%
Total Indebtedness	4,064.5	4,590.5	-11.5%
Cash and Cash equivalents	1,743.3	2,042.5	-14.6%
Net Debt	2,321.2	2,548.0	-8.9%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

(Minutes, million)	Q2’07	Q2’06	% Change
Local	2,779.7	2,915.2	-4.6%
National Long – Distance	447.8	461.8	-3.0%
International Long – Distance	72.2	76.7	-5.9%
Fixed-to-Mobile	470.1	449.8	4.5%
Special Calls	47.0	49.6	-5.2%
Total Voice traffic	3,816.7	3,953.1	-3.5%
Subscription Dial-up Internet	1,180.8	2,170.2	-45.6%

Due to the growth of alternative carrier networks and technological developments, a growing portion of voice traffic is carried through channels whose volume cannot be quantified, making accurate market share calculations impossible.

(€ mn)	Q2’07	Q2’06	% Change	H1’07	H1’06	% Change
Revenues	657.5	692.6	-5.1%	1,318.4	1,377.3	-4.3%
- Basic Monthly Rentals	169.1	175.0	-3.4%	340.1	344.3	-1.2%
- Fixed-to-fixed calls	125.2	131.0	-4.4%	255.7	268.0	-4.6%
- Fixed-to-mobile calls	67.8	82.2	-17.5%	133.3	162.0	-17.7%
- International	51.5	49.2	4.7%	92.2	91.7	0.5%
- Other	243.9	255.2	-4.4%	497.1	511.3	-2.8%
Operating Income	71.0	68.7	3.3%	147.1	117.6	25.1%
Operating income before depreciation and amortization	197.4	199.9	-1.2%	403.6	383.5	5.2%
as % of Operating revenues	30.0%	28.8%	1.2pp	30.6%	27.8%	2.8pp
Voluntary Retirement costs	0.0	0.0	-	22.1	0.0	-
Pro Forma Operating income before depreciation and amortization	197.4	199.9	-1.2%	425.7	383.5	11.0%
as % of Operating revenues	30.0%	28.8%	1.2pp	32.3%	27.8%	4.5pp
Depreciation & Amortization	126.4	131.2	-3.7%	256.5	265.9	-3.5%

In Q2’07, total fixed-line revenues decreased by 5.1% compared to the same period last year, reaching €657.5mn. Nearly half of this decline is attributable to the deconsolidation of OTE Globe effective April 1, 2007. Lower monthly rentals, fixed-to-fixed and fixed-to-mobile revenues also contributed to the drop in revenues. The decline in fixed-to-mobile revenues is attributed to lower termination rates implemented by mobile operators. Other revenues were down 4.4%, as the rise in ADSL revenues was offset by drops in other categories, notably prepaid cards.

The drop in monthly rentals reflects PSTN line disconnections. As of the end of June 2007, there were approximately 4.7 million PSTN lines in service, down 2.5% from the prior year level. Conversely, the number of ISDN lines (64K) rose by 0.4% to a total of nearly 1.4 million. The total number of lines dropped by 1.8% or around 62,000, reaching 6.1 million.

At the end of June, OTE had approximately 675,000 ADSL customers, as compared to nearly 593,000 at the end of March 2007, with retail customers accounting for over two-thirds of the total. The total Greek ADSL market reached 787,000 customers as of the end of Q2’07, compared to 646,000 at the end of March 2007. The drop in OTE’s overall broadband market share reflects the rapid growth of local loop unbundling (LLU). Due to the rapid increase in broadband penetration and active promotion by OTE as well as competitors, the Company now estimates that the total Greek ADSL market should exceed 1.05 million by 2007 year-end, with the number of OTE customers passing the 800,000 mark.

OTE is taking action to defend its positions in the face of aggressive commercial and promotional policy initiatives by unbundlers. In May, OTE reduced monthly charges for existing broadband access by a range of up to 26%, and launched new, higher, broadband access speeds of 4-8Mbps. OTE continues to promote Conn-X Talk, offering always-on broadband and unlimited weekday night and weekend fixed-to-fixed calls. Finally, in July OTE launched Conn-X Talk 24/7, offering every day-all day unlimited calls. In total, subscribers for these flat-rate prepaid plans today count for 60,000. OTE is working on a number of competitive new products and services, to be launched in the coming weeks, which are expected to further strengthen its offering in telephony as well as broadband.

Total operating expenses amounted to €586.5mn, down 6.0% from the Q2’06 level. Payroll and employee benefits declined by 12.5% to €182.9mn, largely reflecting the positive impact of the Voluntary Retirement Program. Headcount numbers, currently at 11,536 employees, continue to decline gradually as a result of the employee departures effected in Q2’07.

Other operating expenses increased by approximately 5.7% in the quarter to €131.3mn, largely driven by higher Repairs & Maintenance and Cost of Materials, higher Advertising & Promotion costs, Taxes other than income and Utilities (mainly due to inter-company transactions). Provisions for doubtful accounts continue to decline in line with the 2007-09 Business Plan targets. Finally, Other Provisions reflect a €20mn provision related to the €27.4mn penalty imposed by the Greek regulator (EETT) in July 07, partly offset by other provision releases.

Operating Income before Depreciation and Amortization (OIBDA) decreased by 1.2% compared to Q2’06 and reached €197.4mn. OIBDA margin improved by 1.2 percentage point to 30.0% of operating revenues.

2. COSMOTE

SUMMARY CONSOLIDATED RESULTS FOR THE SECOND QUARTER OF 2007

 IN ACCORDANCE WITH IFRS

(€ mn)	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Germanos Group	Consolidated
							Q2’07	Q2’06	% Change
Revenues	436.0	41.1	99.9	15.2	36.2	223.1	738.4	540.7	36.6%
Operating income before depreciation and amortization	183.5	25.4	38.0	4.8	-8.0	8.4	248.4	203.6	22.0%
as % of Operating revenues	42.1%	61.6%	38.0%	31.3%	n/a	3.8%	33.6%	37.7%	-4.1pp

In Q2’07, Cosmote continued its strong performance across all geographical markets. Excluding the contribution of Germanos, international operations accounted for approximately 31% of this quarter’s revenues, a ratio that reflects the successful expansion of Cosmote in Southeastern Europe since 2005.

In Greece, Cosmote revenues were up 7.2% from the respective period last year to €436.0mn, posting an accelerated pace of growth compared to Q1’07, although results have been affected by regulatory decisions. The negative regulatory effect was approximately €12mn on revenues and €6mn on OIBDA. Operating Income before Depreciation and Amortization (OIBDA) increased by 7.6% in the quarter for a margin of 42.1%.

Blended AMOU further increased to 163 minutes in the six months ended June 30, primarily driven by pre-paid but also post-paid AMOU. Blended ARPU for this period fell to €27.2, as a result of lower termination rates and reduced pre-paid ARPU driven by price offerings. In Q2’07, Cosmote reported 254,708 new net additions, reaching a total customer base of approximately 5.7 million, and maintained its leading position in the Greek mobile market.

In Albania, AMC delivered strong revenue and OIBDA growth. Revenues increased by 17.8% to €41.1mn in the quarter, while OIBDA was up 26.0% and reached a margin of 61.6%. In the six months ended June 30, blended AMOU remained at 58 minutes and blended ARPU at €14. Subscriber and outgoing traffic growth, mainly driven by contract customers, continued this quarter and AMC’s customer base reached 1.1mn at the end of June 2007.

In Bulgaria, GloBul maintained its strong revenue growth rate in Q2’07 and achieved a significant margin improvement. Revenues rose by 21.3% in Q2’07 reaching €99.9mn, while OIBDA margin stood at 38.0% in the quarter, despite a highly competitive market environment. Blended AMOU at the end of June 2007 rose to 88 minutes, while blended ARPU stood at €10. The company achieved 171,000 new net additions and its total customer base approached 3.6 million.

In FYROM, CosmoFon delivered an 18.2% revenue increase compared to Q2’06, reaching €15.2mn. OIBDA was up 155.7% to €4.8mn for a margin of 31.3%. Blended AMOU for the six months was 81 minutes, 58.8% higher than the same period last year, while blended ARPU stood at €10.

In Romania, Cosmote Romania continued its strong subscriber take-up and the customer base exceeded 2.2 million with more than 357,000 net additions during Q2’07. The majority of customers remain prepaid, but Cosmote is increasingly focusing on the post paid segment. Blended ARPU for the period of six months stood at €6.2, while revenues reached €36.2mn in Q2’07, continuing their rapid growth quarter after quarter.

Cosmote delivered strong customer growth and profitability improvement across all geographical markets. Consolidated revenues for Q2’07 stood at €738.4mn, a 36.6% increase over Q2’06, partly reflecting the consolidation of Germanos since Q4’06. OIBDA as a percentage of operating revenues declined from 37.7% in Q2’06 to 33.6% in Q2’07, mainly reflecting losses at the Romanian operation and the newly consolidated Germanos operation.

Additional details are available in Cosmote’s Q2’07 press release issued on August 28, 2007.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

ROMTELECOM STATEMENTS OF OPERATIONS

FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

IN ACCORDANCE WITH IFRS

(€ mn)	Q2’07	Q2’06	% Change	H1’07	H1’06	% Change
Revenues	217.3	217.1	0.1%	439.4	440.0	-0.1%
Operating Income before Depreciation & amortization	73.9	71.7	3.1%	164.6	166.7	-1.3%
Operating Income before Depreciation & amortization as % of Operating Revenues	34.0%	33.0%	1pp	37.5%	37.9%	-0.4pp
Operating Income	-0.8	6.1	-	25.8	32.5	-20.6%
Net Income/(Loss)	1.4	-4.2	-	21.2	14.6	45.2%
Net Income/(Loss) as % of Operating Revenues	0.7%	-1.9%	2.6pp	4.8%	3.3%	1.5pp

Fixed Telephony, Lines				3,087,467	3,770,514	-18.1%

				Jun 30, 07	Dec 31, 06
Cash and cash equivalents				159.5	155.6	2.5%
Long term borrowings				(89.7)	(105.1)	-14.6%
Net Cash Position				69.8	50.5	38.2%

In the second quarter of 2007, RomTelecom’s revenues were unchanged compared to the second quarter of 2006, reaching €217.3mn. The reduction in traditional telephony revenues due to the decline in subscriber lines and retail traffic, together with the lower wholesale and payphone revenues, was offset by the growth of new revenue streams such as broadband, business data and TV services.

The combination of mobile substitution with increased competition from fixed-line alternative carriers, led to a decline of 18.1% in the number of lines, compared to the end of June 2006. Usage was also affected, with local traffic decreasing by 29%. Nevertheless, early indications following the introduction of new high value packages in May show a significant reduction in churn.

Interconnection revenues declined by 4% in the second quarter of 2007 compared to the same period of 2006, despite the 18% increase in wholesale traffic, as alternative and mobile operators are increasing their usage of RomTelecom’s network at significantly reduced rates, as mandated by the Regulator. Revenues from International traffic were also affected by lower termination rates.

Data services (ADSL, VPN, other broadband services), more that tripled in the second quarter of 2007 compared to the same period last year, in line with the company’s objective. The total number of ADSL customers at the end of Q2’07 reached 176,000, a net addition of 39,000 since the end of the first quarter of 2007.

The "Dolce" DTH TV service launched in late November 2006 continued its successful progress, adding over 68,000 customers during the second quarter and reaching a total number of 232,000 customers.

Operating expenses for Q2’07 decreased by 1.5% to €143.4mn reflecting lower redundancy expenses, net provisions and payment to operators, which more than offset the higher expenses related to newly launched services.

As a result of lower operating expenses, Operating Income before Depreciation & Amortization for Q2’07 increased by 3.1% compared to Q2’06. Net income went from a negative €4.2mn in Q2’06 to a €1.4mn profit in Q2’07, mainly as a result of increased financial gains during Q2’07 compared to 2006, as well as the reduction in RomTelecom's share of Cosmote Romania's loss (from €7.3mn loss in Q2’06 to €1.6mn loss in Q2’07).

Headcount dropped slightly under the level of December 31, 2006, reaching 12,242 employees at the end of Q2’07.

Several projects and initiatives are implemented to address the aggressive competitive environment:

➢

Successful deployment of satellite television services contributed to the repositioning of RomTelecom as a full telecom and media services provider.

➢

The new tariff scheme implemented in late May aims at granting to residential subscribers more value for the money they pay offering unlimited on-net traffic, off peak or round the clock for voice bundle packages. The new scheme was well received by residential customers.

➢

More attractive ADSL offers and new options including calls to Cosmote Romania mobile numbers will reinforce RomTelecom’s portfolio of residential products.

4. OTENET

OTEnet, the Internet and IP services subsidiary of OTE, offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies. Revenues in Q2’07 were €32.5mn, up 15.7% from Q2’06. The company is in the process of being absorbed by OTE S.A.

5.  EVENTS OF THE QUARTER

THIRD EXTRAORDINARY SHAREHOLDERS MEETING

On April 3, 2007, OTE held its Repeated EGM, where 51.5% of its shareholders were present or represented. The EGM’s agenda was approved, i.e. the revision of certain articles concerning the composition of the Board, the Greek State's participation in the Company, the establishment of a stock option plan and other matters.

IORDANIS AIVAZIS APPOINTED CHIEF OPERATING OFFICER                                              On May 29, 2007, OTE announced that Mr. Iordanis Aivazis, former CFO of OTE S.A., will assume the newly created position of Chief Operating Officer of OTE. Mrs. Christini Spanoudaki, Deputy CFO, will assume the position of OTE S.A. CFO.

55TH ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS                                                   On June 21, 2007, OTE held its 55th AGM. The AGM’s agenda was approved, i.e. the distribution of a €0.55 dividend per share, the spin-off of the affiliated company “OTE International Solutions SA” (OteGlobe), the initiation of a stock repurchase program, the re-appointment of five Board members and other matters.

SUCCESSFUL PLACEMENT BY THE HELLENIC REPUBLIC OF 10.7% OF OTE’s SHARE CAPITAL                                                                      On June 28, 2007, the Hellenic Republic announced the successful completion of the sale of a 10.7% interest in OTE’s share capital via an accelerated book build at a price of €21.40 per share. The Hellenic Republic raised a total of about €1.1 billion. Following this transaction, the Hellenic Republic holds directly and indirectly 28.03% of OTE's share capital.

6.  SUBSEQUENT EVENTS

INTENTION OF THE NATIONAL REGULATORY AUTHORITY (EETT) TO IMPOSE PENALTY TO OTE

On July 30, 2007, OTE announced that it had been notified by the Greek telecommunications regulator, EETT, of its intention to impose a series of fines on OTE for alleged anti-competitive behavior. In aggregate, the fines would total €27.4 million. OTE believes that those allegations are without merit and intends to take legal action against them.

PARTICIPATION OF MARFIN INVESTMENT GROUP (MIG) IN OTE SA’s SHARE CAPITAL On August 16, 2007, OTE announced that Marfin Investment Group’s direct participation in OTE SA’s share capital and its corresponding voting rights reached 5.30% or 25,974,047 shares.

7. OUTLOOK

In mobile operations, strong revenue growth, particularly in international activities, is expected to continue in the second half of the year. Satisfactory takeup of RomTelecom's data and video services should continue to offset the loss of lines. Finally, OTE's Greek fixed-line operations should be bolstered by introduction and active promotion of a host of new products and services, while the company will further accentuate its cost reduction efforts. The OTE Group expects to deliver a full-year 2007 performance consistent with the guidance it sent out in its 2007-09 Business Plan.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

             Christina Hadjigeorgiou - Financial Analyst

                         Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Condensed Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and six months ended June 30, 2007 and 2006 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and six months ended June 30, 2007 and 2006 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the two quarters and six months ended June 30, 2007 (Under IFRS)

V.

Group Revenues for the three months and six months ended June 30, 2007 and 2006 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

International Assets

VIII.

OTEnet

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(€ mn)	Jun 2007	Dec 2006
ASSETS

Non - current assets:
Telecommunication property, plant and equipment	6,692.3	6,583.5
Goodwill	541.8	540.8
Telecommunication licenses	403.7	384.2
Investments	158.3	158.7
Advances to pension funds	229.3	188.1
Deferred taxes	97.0	127.4
Other non-current assets	737.6	709.7
Total non - current assets	8,860.0	8,692.4

Current assets:
Materials and supplies	222.4	205.4
Accounts receivable	1,199.7	1,160.5
Other current assets	442.7	447.8
Cash and cash equivalents	1,743.3	2,042.5
Total current assets	3,608.1	3,856.2

TOTAL ASSETS	12,468.1	12,548.6

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Paid-in surplus	485.9	485.9
Legal reserve	283.3	283.3
Retained earnings	1,822.6	1,724.1
	3,763.3	3,664.8
Minority interest	1,288.8	1,223.9

Total equity	5,052.1	4,888.7

Non – current liabilities:
Long-term debt	4,026.4	4,037.3
Reserve for staff retirement indemnities	207.5	198.5
Reserve for voluntary retirement program	372.7	361.4
Reserve for Youth Account	277.3	277.3
Other non – current liabilities	262.7	126.9
Total non – current liabilities	5,146.6	5,001.4

Current liabilities:
Accounts payable	830.7	938.0
Short-term borrowings	6.5	25.2
Current maturities of long-term debt	31.6	528.0
Income taxes payable	176.8	142.0
Deferred revenue	196.0	196.2
Dividends payable	272.4	3.7
Reserve for voluntary retirement program	183.0	316.7
Other current liabilities	572.4	508.7
Total current liabilities	2,269.4	2,658.5

TOTAL EQUITY AND LIABILITIES	12,468.1	12,548.6

Movement in Shareholders’ equity

2007

Shareholders' equity, January 1	4,888.7
Profit for the period	350.2
Dividends declared	(350.8)
Net income recognized directly in equity	164.0
163.4

Shareholders' equity, June 30	5,052.1

EXHIBIT II – CONDENSED CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Prepared under IFRS for the three months and six months ended June 30, 2007 and 2006 (€ mn)

	Q2'07	Q2'06%		H1'07	H1'06%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Domestic Telephony	516.5	568.9	-9.2%	1,043.3	1,141.5	-8.6%
International Telephony	77.4	92.5	-16.3%	148.1	175.9	-15.8%
Mobile Telephony	551.0	493.2	11.7%	1,045.3	942.5	10.9%
Other	406.4	277.3	46.6%	823.2	558.7	47.3%
Total Revenues	1,551.3	1,431.9	8.3%	3,059.9	2,818.6	8.6%

Operating Expenses:
Payroll and employee benefits	(317.6)	(334.5)	-5.1%	(619.3)	(653.1)	-5.2%
Voluntary retirement costs	0.0	0.0	-	(22.1)	0.0	-
Payments to international operators	(56.7)	(50.6)	12.1%	(104.5)	(97.8)	6.9%
Payments to domestic telephony operators	(165.5)	(187.8)	-11.9%	(319.0)	(362.7)	-12.0%
Depreciation and amortization	(291.5)	(280.0)	4.1%	(570.8)	(564.3)	1.2%
Cost of telecommunications equipment	(145.2)	(44.7)	224.8%	(298.1)	(109.8)	171.5%
Other operating expenses	(322.0)	(296.7)	8.5%	(613.0)	(565.1)	8.5%
Total Operating Expenses	(1,298.5)	(1,194.3)	8.7%	(2,546.8)	(2,352.8)	8.2%

Operating Income	252.8	237.6	6.4%	513.1	465.8	10.2%
Other income / (expense):
Interest income	20.6	18.4	12.0%	40.4	28.7	40.8%
Interest expense	(49.4)	(46.8)	5.6%	(106.8)	(89.1)	19.9%
FX gain/(loss), net	16.9	(1.2)	-	22.7	0.2	-
Financial net	(11.9)	(29.6)	-59.8%	(43.7)	(60.2)	-27.4%
Dividends	16.4	22.5	-27.1%	16.4	22.5	-27.1%
Investment income/(loss)/Gain on sale of investment	0.1	0.0	-	12.8	5.8	120.7%
Total Other income / (expense)	4.6	(7.1)	-	(14.5)	(31.9)	-54.5%

Profit before income taxes	257.4	230.5	11.7%	498.6	433.9	14.9%

Income taxes	(84.9)	(84.7)	0.2%	(148.4)	(146.2)	1.5%

Profit for the period	172.5	145.8	18.3%	350.2	287.7	21.7%

Attributable to:
Equity holders of the parent	136.6	112.2	21.7%	277.5	221.9	25.1%
Minority interest	35.9	33.6	6.8%	72.7	65.8	10.5%
	172.5	145.8	18.3%	350.2	287.7	21.7%

EXHIBIT III – GROUP OTHER OPERATING EXPENSE ANALYSIS

(€ mn)	Q2’07	Q2’06	% Change	H1’07	H1’06	% Change
Commission to dealers	48.1	53.6	-10.3%	104.2	97.3	7.1%
Repairs, maintenance, cost of materials	54.8	42.5	28.9%	101.5	93.8	8.2%
Provision for doubtful accounts	20.8	27.9	-25.4%	43.9	49.1	-10.6%
Advertising	58.9	45.6	29.2%	101.4	76.6	32.4%
Taxes other than income taxes	18.1	9.9	82.8%	29.1	21.4	36.0%
Other	121.3	117.2	3.5%	232.9	226.9	2.6%
TOTAL	322.0	296.7	8.5%	613.0	565.1	8.5%

EXHIBIT IV – CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

 Prepared under IFRS for the two quarters and six months ended June 30, 2007 (€ mn)

	Q1'07	Q2'07	H1'07
Cash Flows from Operating Activities:
Profit before taxes	241.2	257.4	498.6
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	279.3	291.5	570.8
Provisions for voluntary retirement	22.1	-	22.1
Provisions	47.3	57.1	104.4
Investments and financial income/loss	(38.3)	(54.0)	(92.3)
Amortization of advances to pension funds	8.8	8.8	17.6
Interest expense	57.4	49.4	106.8

Adjustments for working capital movements related to operating activities
Decrease/(increase) in materials and supplies	(2.5)	(14.5)	(17.0)
Decrease/(increase) in accounts receivable	(51.9)	(68.0)	(119.9)
(Decrease)/increase in liabilities	(183.7)	(73.3)	(257.0)
Minus:
Interest paid	(46.3)	(31.9)	(78.2)
Income taxes paid	(12.8)	(70.4)	(83.2)
Net Cash provided by Operating Activities	320.6	352.1	672.7

Cash Flows from Investing Activities:
Acquisition of subsidiary or associate, net of cash acquired	(19.3)	(11.8)	(31.1)
Loans granted	(53.6)	(34.3)	(87.9)
Purchase of property, plant and equipment or intangible assets	(223.2)	(244.1)	(467.3)
Proceeds from sale of investment	6.3	28.5	34.8
Other long-term liabilities	144.5	-	144.5
Interest received	13.7	13.7	27.4
Dividends received	-	6.3	6.3
Net Cash used in Investing Activities	(131.6)	(241.7)	(373.3)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for issuance of subsidiary's share capital	12.6	-	12.6
Repayment of long-term debt and short-term borrowings	(519.6)	(9.1)	(528.7)
Dividends paid	(0.4)	(82.1)	(82.5)
Net Cash provided/(used in) by Financing Activities	(507.4)	(91.2)	(598.6)

Net Increase/(Decrease) in Cash and Cash Equivalents	(318.4)	19.2	(299.2)
Cash and Cash equivalents at beginning of period	2,042.5	1,724.1	2,042.5
Cash and Cash Equivalents at end of period	1,724.1	1,743.3	1,743.3

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Prepared under IFRS for the three months and six months ended June 30, 2007 and 2006 (€ mn)

	Q2’07	Q2’06	% Change	H1’07	H1’06	% Change
Domestic Telephony:
Basic monthly rentals	248.9	244.3	1.9%	503.0	485.3	3.6%
Local and long distance calls
-Fixed to fixed	146.1	176.6	-17.3%	303.4	370.4	-18.1%
-Fixed to mobile	98.4	125.3	-21.5%	191.8	241.3	-20.5%
	244.5	301.9	-19.0%	495.2	611.7	-19.0%
Other	23.1	22.7	1.8%	45.1	44.5	1.3%
Total Domestic Telephony	516.5	568.9	-9.2%	1,043.3	1,141.5	-8.6%

International Telephony:
International traffic	27.6	37.3	-26.0%	55.0	69.3	-20.6%
Payments from International mobile operators	12.1	10.8	12.0%	22.2	18.6	19.4%
	39.7	48.1	-17.5%	77.2	87.9	-12.2%
Payments from International operators	37.7	44.4	-15.1%	70.9	88.0	-19.4%
Total International Telephony	77.4	92.5	-16.3%	148.1	175.9	-15.8%

Mobile Telephony	551.0	493.2	11.7%	1,045.3	942.5	10.9%

Other Revenues:
Prepaid cards	19.9	26.7	-25.5%	39.7	47.3	-16.1%
Directories	14.1	14.0	0.7%	28.3	28.6	-1.0%
Leased lines and data communications	69.4	64.2	8.1%	132.5	126.9	4.4%
ISDN, connection & monthly charges	41.7	40.0	4.2%	83.8	79.4	5.5%
Sales of telecommunication equipment	139.4	31.0	349.7%	292.1	85.3	242.4%
Internet services-ADSL	56.0	32.0	75.0%	104.2	57.0	82.8%
Services rendered	20.3	17.1	18.7%	43.0	31.5	36.5%
Interconnection charges	21.4	29.7	-27.9%	46.9	61.0	-23.1%
Miscellaneous	24.2	22.6	7.1%	52.7	41.7	26.4%
Total Other Revenues	406.4	277.3	46.6%	823.2	558.7	47.3%

Total Revenues	1,551.3	1,431.9	8.3%	3,059.9	2,818.6	8.6%

EXHIBIT VI – SEGMENT REPORTING (H1 2007)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Prepared under IFRS, for the six months ended June 30, 2007
(€ mn)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	764.4	-	275.1	5.1	1,044.6
International Telephony	92.2	-	57.6	4.0	153.8
Mobile Telephony	-	1,130.7	-	-	1,130.7
Other	461.8	295.3	106.7	211.6	1,075.4
Total Revenues	1,318.4	1,426.0	439.4	220.7	3,404.5	(344.6)	3,059.9

Intersegment Revenues	(122.6)	(89.8)	(13.7)	(118.5)	(344.6)

Revenue from External Customers	1,195.8	1,336.2	425.7	102.2	3,059.9		3,059.9

Operating Expenses:
Payroll and employee benefits	(360.8)	(99.2)	(113.1)	(44.8)	(617.9)	(1.4)	(619.3)
Voluntary retirement costs	(22.1)	-	-	-	(22.1)	-	(22.1)
Payments to international operators	(72.7)	(17.4)	(12.4)	(21.1)	(123.6)	19.1	(104.5)
Payments to domestic telephony operators	(161.3)	(187.1)	(45.5)	(0.5)	(394.4)	75.4	(319.0)
Depreciation and amortization	(256.5)	(172.3)	(120.6)	(18.0)	(567.4)	(3.4)	(570.8)
Cost of equipment & prepaid cards	(45.2)	(267.9)	(11.3)	(8.8)	(333.2)	35.1	(298.1)
Other operating expenses	(252.7)	(390.8)	(92.5)	(90.8)	(826.8)	213.8	(613.0)
Total Operating Expenses	(1,171.3)	(1,134.7)	(395.4)	(184.0)	(2,885.4)	338.6	(2,546.8)

Operating Income	147.1	291.3	44.0	36.7	519.1	(6.0)	513.1

Operating income before depreciation and amortization	403.6	463.6	164.6	54.7	1,086.5	(2.6)	1,083.9
as % of Operating revenues	30.6%	32.5%	37.5%	24.8%	31.9%	-	35.4%

EXHIBIT VI – SEGMENT REPORTING (H1 2006)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Prepared under IFRS, for the six months ended June 30, 2006
(€ mn)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	810.0	-	299.6	33.2	1,142.8
International Telephony	91.7	-	65.3	21.9	178.9
Mobile Telephony	-	1,002.4	-	23.8	1,026.2
Other	475.6	34.7	75.1	167.1	752.5
Total Revenues	1,377.3	1,037.1	440.0	246.0	3,100.4	(281.8)	2,818.6

Intersegment Revenues	(102.5)	(86.3)	(8.2)	(84.8)	(281.8)

Revenue from External Customers	1,274.8	950.8	431.8	161.2	2,818.6		2,818.6

Operating Expenses:
Payroll and employee benefits	(424.3)	(65.6)	(117.3)	(45.4)	(652.6)	(0.5)	(653.1)
Payments to international operators	(63.6)	(16.0)	(13.8)	(7.2)	(100.6)	2.8	(97.8)
Payments to domestic telephony operators	(188.5)	(192.2)	(50.5)	(8.1)	(439.3)	76.6	(362.7)
Depreciation and amortization	(265.9)	(149.0)	(116.0)	(35.1)	(566.0)	1.7	(564.3)
Cost of equipment & prepaid cards	(79.0)	(33.9)	(6.4)	(2.8)	(122.1)	12.3	(109.8)
Other operating expenses	(238.4)	(335.0)	(85.3)	(97.4)	(756.1)	191.0	(565.1)
Total Operating Expenses	(1,259.7)	(791.7)	(389.3)	(196.0)	(2,636.7)	283.9	(2,352.8)

Operating Income	117.6	245.4	50.7	50.0	463.7	2.1	465.8

Operating income before depreciation and amortization	383.5	394.4	166.7	85.1	1,029.7	0.4	1,030.1
as % of Operating revenues	27.8%	38.0%	37.9%	34.6%	33.2%	-	36.5%

EXHIBIT VII - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the six months ended June 30 2007,
in accordance with IFRS (€ thousand)

H1’07
(Unaudited)
Basic monthly rentals	162,899
Domestic Telephony calls	112,188
Domestic Telephony	275,086
International Telephony	57,634
Other Revenues	106,646
Total Operating Revenues	439,367

Personnel (inc Voluntary Redundancy)	(113,117)
Other operating expenses	(161,675)
Depreciation and Amortization	(138,817)
Total Operating expenses	(413,609)

Operating income	25,758

Financial, net	2,846

Income before provision for income taxes	28,604

Provision for Income taxes	(7,419)

Net income	21,185

EXHIBIT VIII - OTEnet

OTE has a 95.3% stake in OTEnet, which is fully consolidated. OTEnet’s key financial figures are stated below:

OTEnet

Highlights prepared under IFRS

for the three months and six months ended June 30, 2007 and 2006

(€ mn)	Q2’07	Q2’06	% Change	H1’07	H1’06	% Change
Revenues	32.5	28.1	15.7%	60.3	53.6	12.5%
Operating Income before Depreciation & amortization	4.0	1.4	-	4.4	4.3	2.3%
Operating Income before Depreciation & Amortization as % of Operating Revenues	12.3%	5.0%	7.3pp	7.3%	8.0%	-0.7pp

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended June 30, 2007 and 2006
OTE	Q2’07	Q2’06	% Change
PSTN lines	4,702,407	4,822,307	-2.5%
ISDN, 64kb equiv. lines	1,379,596	1,373,932	0.4%
Total lines	6,082,003	6,196,239	-1.8%

ADSL subscribers	674,680	300,053	124.9%
Unbundled local loops	112,356	10,899	-

COSMOTE (Greece)
Pre-paid sub.	3,763,549	3,108,936	21.1%
Contract sub.	1,920,084	1,773,487	8.3%
Total subscribers	5,683,633	4,882,423	16.4%

AMC
Total subscribers	1,090,939	849,466	28.4%

GLOBUL
Total subscribers	3,573,172	2,688,077	32.9%

COSMOFON
Total subscribers	515,785	432,689	19.2%

COSMOTE ROMANIA
Total subscribers	2,216,465	531,619	-

OTEnet
Residential clients	632,715	446,500	41.7%
Business clients	21,840	16,194	34.9%

Employees:
-OTE	11,536	12,511	-7.8%
-COSMOTE (Greece)	2,163	2,141	1.0%
-RomTelecom	12,242	12,950	-5.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: August 30, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer

OTE SA - 99 Kifisias Ave, 15124 Maroussi, Athens  Greece